Filed Pursuant to Rule 433
Registration Statement No. 333-239766

Issuer Free Writing Prospectus dated March 11, 2022
(Relating to Preliminary Prospectus Supplement dated March 9, 2022)

Carpenter Technology Corporation

$300,000,000 7.625% Senior Notes due 2030

Pricing Term Sheet dated March 11, 2022
to the
Preliminary Prospectus Supplement dated March 9, 2022
(the “Preliminary Prospectus Supplement”)

This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement.

Issuer:	Carpenter Technology Corporation (the “Issuer”)

Title of Securities:	7.625% Senior Notes due 2030 (the “Notes”)

Principal Amount:	$300,000,000

Coupon:	7.625%

Maturity:	March 15, 2030

Issue Price:	100.000% plus accrued interest, if any, from March 16, 2022

Yield to Maturity:	7.625%

Interest Payment Dates:	March 15 and September 15 of each year, commencing on September 15, 2022

Interest Record Dates:	March 1 and September 1 of each year

Optional Redemption:

On and after March 15, 2025, we may redeem the notes, at our option, in whole at any time or in part from time to time, upon notice as described under “Description of the Notes—Selection and Notice,” at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to (but not including) the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the redemption date), if redeemed during the 12-month period commencing on March 15 of the years set forth below:

2025 2026 2027 and thereafter	103.813% 101.906% 100.000%

Make-Whole Redemption:	Make-whole redemption at Treasury Rate +50 basis points until March 15, 2025

Optional Redemption After Certain Equity Offerings:	Up to 40% at 107.625% until March 15, 2025

Change of Control Triggering Event:	Putable at 101% of aggregate principal amount thereof, plus accrued and unpaid interest, if any, to (but not including) the date of repurchase.

Ratings*:	B2 / BB+ / BB (Moody’s / S&P / Fitch)

CUSIP / ISIN:	144285 AM5 / US144285AM55

Distribution:	SEC Registered (Registration No. 333-239766)

Trade Date:	March 11, 2022

Settlement Date:	We expect that delivery of the notes will be made to investors on or about March 16, 2022, which will be the third business day following the date of the prospectus supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to two business days before the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to two business days before their date of delivery hereunder should consult their advisors.

Use of Proceeds:	As set forth in the Preliminary Prospectus Supplement.

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC U.S. Bancorp Investments, Inc. KeyBanc Capital Markets Inc.

* Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Each rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and accompanying prospectus and, when available, the final prospectus supplement relating to this offering if you request it by contacting the Issuer at 1-610-208-2000 or by contacting J.P. Morgan Securities LLC toll-free at (866) 803-9204 or writing to J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.